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Follow-Up Materials

06014786

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REGISTRANT'S NAME Fuji Television Network Inc.

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JUL 0 3 2006

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FILE NO. 82- 5776 FISCAL YEAR 3-31-06

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DAT : 7/5/06

Fuji Television Network, Inc.

Flash Report (Consolidated Basis)

Results for fiscal year ended March 31, 2006

May 18, 2006

Company Name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Yuji Itoyama, Executive Vice President, Investor Relations Department

Telephone: +81-3-5500-8258

Date of the meeting of the Board of Directors to settle the year-end consolidated accounts: May 18, 2006.

U.S. accounting standard: not applied

AR/S
3-31-06

1. Performance

(1) Operating results

Years ended March 31 (Figures less than ¥1 million have been omitted.)

	Net sales		Operating income		Recurring profit	
	Million of yen	%	Million of yen	%	Million of yen	%
2006	593,493	24.5	50,724	16.4	50,340	13.2
2005	476,733	4.6	43,581	(1.1)	44,478	(2.4)

	Net income		Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total capital ratio	Recurring profit-to-net sales ratio
	Million of yen	%	Yen	Yen	%	%	%
2006	11,345	(50.3)	5,109.42	---	2.4	7.3	8.5
2005	22,845	(7.6)	9,056.14	8,950.53	4.7	6.8	9.3

1. Gain (Loss) on investment by equity method: 2006: ¥1,312 million, 2005: ¥657 million
2. Average number of shares outstanding during the period: 2006: 2,145,647 shares, 2005: 2,488,385 shares
3. Change in accounting method: none
4. Percentages indicate year-on-year increase/(decrease) in net sales, operating income, recurring profit, and net income.

(2) Financial data

At March 31 (Figures less than ¥1 million have been omitted.)

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million of yen	Million of yen	%	Yen
2006	692,357	462,903	66.9	200,803.02
2005	681,190	479,088	70.3	203,653.65

Number of shares outstanding at fiscal year-end: 2006: 2,303,096 shares, 2005: 2,350,942 shares

(3) Cash flows

Years ended March 31 (Figures less than ¥1 million have been omitted.)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financial activities	Cash and cash equivalent at end of year
	Million of yen	Million of yen	Million of yen	Million of yen
2006	45,786	(69,748)	(28,642)	71,163
2005	44,673	(135,516)	76,731	113,408

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 30

Non-consolidated subsidiaries: 4 (accounted for by the equity method)

Affiliates: 8 (accounted for by the equity method)

(5) Additions to and deletions from consolidated subsidiaries and affiliates

Additions: Consolidated subsidiaries: 7, Affiliates: 1

Deletions: Consolidated subsidiaries: 2, Affiliates: 3

2. Forecast for fiscal year ending March 31, 2007

	Net sales	Recurring profit	Net income
	Million of yen	Million of yen	Million of yen
Interim period	281,600	22,000	11,800
Fiscal year	571,100	44,700	24,700

(Reference)

Consolidated net income per share for the fiscal year is forecast to be ¥10,747.42

* The above forecasts and those presented in appended material are based on future-oriented assumptions, projections, and targets, so they contain elements of risk and uncertainty. Actual results may differ from these forecasts due to various important elements.

1. Organization of the Fuji Television Network Group

The Fuji Television Network Inc. and its affiliates Nippon Broadcasting System, Inc. and The Sankei Shimbun have corporate groups composed of their own subsidiaries and affiliates. Together with Pony Canyon, Inc., a subsidiary of Nippon Broadcasting, this constellation of companies conducts a broad range of businesses that include activities in the fields of culture, art, sports, news and the environment.

Fuji Television's own group of companies is made up of the parent company, 55 subsidiaries and 34 affiliates. The major activities are broadcasting as prescribed by Japan's Broadcasting Law and other laws; planning, production, technology and transmitting involving programs for broadcast; and direct marketing. These companies also provide services related to each of these businesses.

The major business categories of the Fuji Television Network Group are shown below. Note that the categories are the same as the segments used for financial reporting purposes.

Category	Major Companies
Broadcasting Television and radio broadcasting	Fuji Television Network, Inc. Nippon Broadcasting System, Inc.
Program Production and Related Business Planning, production, engineering and relay operations as well as other businesses for programming	Kyodo Edit, Co., Ltd. Kyodo Television, Limited Vasc, Inc. Happo Television, Inc. Van Eight Production, Inc. Fuji Art, Inc. Fuji Creative Corporation Fuji Lighting and Technology, Inc. Basis, Ltd. Fuji International Productions (UK) Ltd. Fujisankei Communications International, Inc.
Direct Marketing Direct marketing and sales of fresh flowers	Dinos Inc. FujiTV Flower Center, Co., Ltd.
Video and Music Production and sale of music and video software, management of music copyrights, etc.	Shinko Music Publishers Co., Ltd. Fujipacific Music Inc. "Fuji Music Partners" Pony Canyon Inc. Ponycanyon Enterprise Inc. Fujipacific Music (USA), Inc. Fujisankei California Entertainment, Inc. T/Q Music, Inc. Windswept Classics, Inc.
Other Businesses Temporary agency services, real estate leasing, software development, publishing, etc.	Nippon Broadcasting Projects, Inc. Bigshot Inc. Fuji Culture Planning, Inc. Fujisankei Advertising work Inc. Fuji Jinzai Center, Inc. Fujimic, Inc. Fuso Publishing, Inc.

Note: Prior to the current fiscal year, Fuji Television's business segments were categorized into Television Broadcasting, Broadcasting-Related Business, Direct Marketing, and Other Businesses. From the interim period, these categories have been reorganized into Broadcasting, Program Production and Related Business, Direct Marketing, Video and Music, and Other.

2. Management Policies

(1) Basic Policies

At present in the media and content industry, a succession of new services that meet consumers' needs are emerging with the diffusion of broadband and from leveraging IT from both software and hardware perspectives, such as the expanding use of services to deliver music via the Internet and the appearance of movie delivery services with business models that do not depend on advertising revenues.

In addition, the use of game consoles and other devices as equipment for viewing movies and as broadband information terminals together with such phenomena as the advance of blogs and social networking sites (SNSs) have created the start of the ubiquitous era where consumers have the choice of accessing any content, wherever and whenever they want.

The change in consumer and corporate behavior precipitated by the diversification of content distribution made possible with digitalization has the potential over the medium- and long-term to facilitate the entry of new competitors and give rise to alternative services that could reshape the competitive landscape in our industry. Taking into account the significance of such changes to its operating environment, the Fuji Television Group has set out the five items listed below as its basic management policies for the medium-to-long term.

1. With the ongoing evolution in the distribution of media and content, become a pioneer in the creation of culture, services, and businesses related to the distribution of new media and content.
2. We aim to maximize our value as a cross media group by exerting selectivity and focus to our business portfolio. In other words, we will place digital terrestrial broadcasting as our core media while building on the satellite media platform of BS satellite, which now reaches 14 million households, and CS satellite media, which is developing into the core of the subscriber-based TV market. In addition, we will flexibly utilize new media, such as mobile media, as epitomized by "one segment broadcasts" (a terrestrial digital broadcasting service aimed at mobile handsets); on-demand services via the Internet and IP TV, etc.; and personal media like blogs, which are attracting attention as a new form of media. We thus aim to build an optimal "media complex" and develop into a ubiquitous company with 100% reach, enabling Fuji Television to deliver compelling and attractive content anywhere and at anytime.
3. To strengthen its "digital content factory" by providing compelling and high-quality content that creates maximize value for consumers and advertising sponsors in each media family by carefully considering the attributes of each type of media always as consumer behavior.
4. To create an even stronger network structure by promoting the digitalization of its core media—digital terrestrial broadcasting—throughout the entire FNS network.
5. By leveraging the brand equity created through the execution of policies 1. through 4. above, we aim to secure stable profits from our movie, event, and broadcasting rights businesses.

And by stepping up efforts to diversify its revenue streams, Fuji Television will continue as the leading company in Japan's media and content industry working to improve its operations, boosting its competitiveness, establishing a stable corporate infrastructure that is supportive of sustained growth, and maximizing its corporate value, while being ever mindful of its public and social responsibilities as an operator of terrestrial television broadcasting, its core media.

(2) Policies Concerning the Distribution of Company Profits

Fuji Television regards the disbursement of profits to shareholders as one of its most important management responsibilities. Under its management policy, the Company pays dividends commensurate with its performance, while responding to changes in the broadcasting industry by entering new fields of business and aggressively investing in content and capital.

Decisions regarding the appropriate payment of dividends for a specified period are based on a comprehensive review of the Company's performance during said period, the next term's performance forecast, the need for internal reserves, changes in the value of the Company's stock, and other factors.

We plan to allocate internal reserves to meet what we anticipate will be substantial future demand for funds required to strengthen our capabilities to create and procure content and to respond to the digitalization of terrestrial broadcasting—a social lifeline infrastructure—as well as investments in other related businesses. We believe that the use of internal reserves in this fashion will make a significant contribution to the enhancement of shareholder returns and the fulfillment of our social responsibilities going forward.

Fuji Television has traditionally paid dividends twice annually, once at the interim and once and the fiscal year-end, and does not anticipate a significant divergence from this policy going forward.

(3) Policies Concerning the Reduction of the Size of the Minimum Trading Lot

Fuji Television recognizes that reducing the number of shares constituting the minimum trading lot is an effective means of expanding the shareholder base and improving the liquidity of the Company's stock.

To significantly reduce the size of the minimum trading lot and further boost the liquidity of its shares, Fuji Television implemented a two-for-one stock split on May 20, 2004 for shareholders and beneficial shareholders of record as of March 31, 2004. Going forward, Fuji Television will decide on policies to reduce the size of the minimum trading lot with in a manner that is consistent with its goal of maximizing shareholder returns. This will entail examining its business performance and the economic climate and prudently weigh the costs and benefits of such measures.

(4) Management Goals and Indices

The Company believes the setting of certain management goals to be meaningful. That said, we believe our operating environment will continue to experience significant changes over the near term, which may make it difficult to evaluate progress toward such goals using fixed management performance indicators. As a result, we attach great importance to the flexibility of our management, which must remain responsive to changes in our operating environment. In light of these considerations, we have not established specific numerical targets. However, by working to improve capital and asset efficiency and setting our liability and -capital structure appropriately, we aim to improve our management efficiency as measured by return on equity and return on assets. And by achieving an appropriate level of capital costs, we will work to boost shareholder and corporate value.

(5) Medium- to Long-Term Management Strategies and Issues to be Addressed

The Fuji Television Group is following the keywords of "digital content factory" to realize its goal of fortifying its content creation capabilities in the digital age. To this end, we will continue to raise content creation skills by developing our capabilities in high-definition programming, data transmission, and broadcasting for mobile terminals. Scheduled for completion in March 2007, the Rinkai Fukutoshin Studios (provisional name) under construction in Koto Ward, Tokyo, will concentrate the group's content creation know-how and function as a true "digital content factory" and, together with the Fuji Television headquarters, will symbolize the Fuji Television Group.

Terrestrial digital broadcasting commenced in December 2003, initially through low-power transmissions. Such transmissions were converted to full 10kW power in December 2005, and digital broadcasts at relay stations have also started, such that the present coverage has extended to over 90% of the Kanto region, or approximately 15 million households.

Furthermore, in April 2006 we began "one-segment" services in which viewers can enjoy terrestrial digital broadcasts on their mobile phones and other mobile devices. One-segment broadcasts are a major appeal of terrestrial digital broadcasting since this ubiquitous service will allow viewers to receive programs anywhere and at anytime and will not only increase opportunities for viewing but also a means of providing information during emergencies. In addition, it is attracting attention as a service made possible by terrestrial digital broadcasting, for example, through the provision of programming-related information via data broadcasting.

Fuji Television recognizes its responsibilities as a broadcaster to make effective use of the airwave resources it has been granted by the government, and believes that providing a variety of services that address viewers needs is one way for it to fulfill its social responsibilities. The current analog broadcasting format is scheduled to end in 2011 and Fuji Television is working to promote awareness of this as well as the diffusion of digital broadcasting.

On the programming front, we will continue to equip our studios to handle high-definition programming and raise the percentage of dramas, variety shows, and news and information programs that are offered in a high-definition format. In addition, we are enhancing our capabilities in data broadcasting that is linked in real time with programming. We also plan to explore opportunities in personal media—linking television programs to blogs, for example—as part of our response to the growth markets created by the trend toward linking broadcasting to the Internet.

Fuji Television aims to fortify its "Media Complex" structure by Broadcasting Satellite (BS) and Communication Satellite (CS) and movie business media as well as pursuing linkages with the Internet in order to offer "media with 100% reach, anytime, anywhere". We also aim to create a broad-based business infrastructure by aggressively pursuing non-advertising operations, such as various rights businesses that are spin-offs of our television broadcasting, movie and *anime* content, events, and direct marketing that utilizes visual media. Recent initiatives to combine our businesses have led to strong praise for Fuji Television's brand image, and we will continue to press forward with such activities to live up to the strong reputation we have built with our viewers.

In addition, we have undertaken an aggressive realignment of capital relationships within the Fuji Television Group to create a group structure with Fuji Television as an operating holding company. We intend to develop as a highly competitive corporate group by exerting selectivity and focus over management resources with Fuji Television at the core, giving maximum expression to the power and creativity of each Group company, enhancing business synergies within the Group, and consolidating our position as Japan's largest media conglomerate.

By executing the business initiatives described previously, Fuji Television aims to sustain a level of profitability to support both shareholder returns and investment in the future and thus realize diversified revenue streams, sustained growth, and enhanced competitiveness.

Among compliance-related topics, ahead of the enforcement of the new Company Law as of May 1, 2006, we worked to fortify our internal governance system to ensure all corporate activities are conducted appropriately. Among organizational initiatives, we established a Compliance Committee in our internal organization to manage compliance- and risk-related issues and appointed compliance offices in each workplace who report to the President and COO, who has the ultimate responsibility over compliance and related matters.

(6) Matters related to the parent company

Fuji Television does not have a parent company, so there are no applicable matters.

3. Business Performance and Financial Position

(1) Business Performance

Overview of Fiscal 2006, Ended March 31, 2006

During fiscal 2006, expansion of the Japanese economy underwent a temporary retrenchment at the start of the fiscal year but regained ground around summer thanks to a recovery in personal spending and exports and the winding down of inventory adjustments in the IT industry. Later in the fiscal year, the strength of the corporate sector spread to the household sector via improvements in the job market and income levels. In addition, capital investment and personal spending meshed to create a solid recovery trend in the economy that has continued through the writing of this report.

Under such economic conditions, spending on advertising in Japan during 2005 sustained the growth of the previous year on the back of the Aichi World Expo and other factors. According to advertising agency Dentsu Inc.'s report *2005 Advertising Expenditures in Japan*, the market for television and radio advertising contracted slightly due in part to a reactionary dip in demand from the Athens Olympics in 2004, with television advertising expenditures edging down 0.1% year on year to ¥2,041.1 billion and radio advertising expenditures slipping 0.9% to ¥177.8 billion.

Amid this environment, the Fuji Television Group worked to enhance its business performance through such initiatives as exerting selectivity and focus in its management resources by making Nippon Broadcasting System, Inc. a wholly owned consolidated subsidiary of Fuji Television. As a result, consolidated net sales rose 24.5% year on year to ¥593,493 million and, despite a downturn in earnings in the Direct Marketing segment, operating income grew 16.4% to ¥50,724 million, supported in part by the boost in profits associated with the increase in the number of consolidated subsidiaries. In addition, recurring profit rose 13.2% to ¥50,340 million, as increases in dividend income and equity in earnings and investments in equity-method affiliates offset expenses related to the exercise of stock subscription rights and the issuance of straight bonds as well as startup loss on investment associations. However, net income fell 50.3% to ¥11,345 million due largely to extraordinary losses on the sale of livedoor Co., Ltd. shares and other investment securities.

Results by operating segment are as follows.

Years ended March 31

	Net sales			Operating income		
	2005	2006	Change	2005	2006	Change
	Millions of yen	Millions of yen	%	Millions of yen	Millions of yen	%
Broadcasting	---	410,003	9.0	---	40,936	5.5
Television broadcasting	¥376,039	---		¥38,785	---	
Program Production and Related Business	49,683	53,207	7.1	3,137	3,230	3.0
Direct marketing	68,366	69,739	2.0	2,248	1,279	(43.1)
Video and music	---	73,566	---	---	3,956	---
Other businesses	30,431	60,096	97.5	(732)	2,128	---
Eliminated	(47,786)	(73,120)	---	142	(807)	---
Total	¥476,733	593,493	24.5	¥43,581	50,724	16.4

Prior to the current fiscal year, Fuji Television's business segments were categorized into Television Broadcasting, Broadcasting-Related Business, Direct Marketing, and Other Businesses. From the interim period, these categories have been reorganized into Broadcasting, Program Production and Related Business, Direct Marketing, Video and Music, and Other.

This realignment reflects a review of the business categories included in our operating segments in line with the changes in the scope of consolidation resulting from Nippon Broadcasting becoming a subsidiary. In other words, we combined Fuji Television's television broadcasting business with Nippon Broadcasting's radio broadcasting business under the Broadcasting segment. In addition, we made Video and Music an independent segment, taking it out of the Other segment to reflect its increased importance now that Pony Canyon Inc. is a consolidated subsidiary.

Further, major companies that were previously categorized under Other Businesses but have now been reclassified under Video and Music include Fujipacific Music Inc. and Fujipacific Music (USA), Inc.

Segment classifications of newly consolidated subsidiaries are Nippon Broadcasting under Broadcasting; Pony Canon and Pony Canyon Enterprise under Video and Music; and Nippon Broadcasting Project, Big Shot, and Fujisankei Advertising Work under Other.

Broadcasting

The Broadcasting segment represents the earnings of Fuji Television and those of Nippon Broadcasting.

Thanks to the ongoing support of its viewership, Fuji Television won a "quadruple crown" in viewer ratings in fiscal 2006, carrying on the success of fiscal 2005, by capturing the top spots in the golden time (19:00-22:00), prime time (19:00-23:00), all day (06:00-24:00), and non-prime time (06:00-19:00 and 23:00-24:00) slots. This led to a 1.5% year-on-year rise in Television Broadcasting revenues to ¥381,564 million a new record high.

In network time advertising sales, advertising sales of regular programming were up year on year owing to comparatively steady sales following a realignment of our programming in April and October 2005. Sales of one-off programming in the first half included *Volleyball World Cup Grand Prix*, *2005 World Judo Championships*, and *Viking Natsuyasumi Premium*, but were not able to reach the sales of Athens Olympics in the previous year. Furthermore, sales of night professional baseball games declined and contributed to a year-on-year decrease in one-off programming sales. Second half sales were up year on year on the back of *Japan National Figure Skating Championships 2005*, *Kitchen Wars*, and the Turin Winter Olympics, but one-off sales for the full year were down versus fiscal 2005. Growth in regular programming, however, lifted network time advertising sales rose 0.9% year on year to ¥135,107 million, an all-time high.

In local time advertising sales, regular programming sales were relatively firm, rising year on year in both the first and second halves of fiscal 2006. One-off sales of programming such as *F1 Grand Prix Qualifiers* and *24 -TWENTY FOUR Season III* contributed to sales and year-end/New Year's programming sales were higher than in fiscal 2005; however, a reduction in the number of one-off programs resulting from proposals from advertising sponsors and decline in sales of night professional baseball games kept sales of one-off programming below the previous year's performance. That said, regular programming offset the decline in one-off programming and led to a 2.4% increase in local time advertising sales, to ¥22,575 million.

Spot advertising sales set a new record in the first half, lifted by the recover in the Japanese economy since fiscal 2005. But in the third quarter, advertising sales growth slowed in such industries as non-alcoholic beverages, cosmetics and toiletries, and precision equipment, precipitating a year-on-year decline in revenues. Sales rebounded in the fourth quarter, but full-year revenues fell short of the performance of fiscal 2005. Advertising sales were strong to makers of such home electronic products (digital consumer electronic products) as flat-panel TVs and hard disk and DVD recorders. In addition, Fuji Television expanded its share of customers in the financial services; real estate (centering on condominium sales) and housing equipment; and transportation, leisure, and tourism markets. All told, spot advertising sales fell 1.2% year on year, to ¥138,928 million.

Sales in the Broadcasting-related business rose 6.8% year on year to ¥30,370 million. We attribute this to subscription revenues from our CS broadcasting services rising 18.7% thanks to successful efforts to strengthen our content and other factors, which offset a slight decline in programming sales versus the previous year.

Revenues from other operations in the Television business rose 7.0% to ¥54,583 million. Five movies produced by Fuji Television, including *Negotiator Mashita Masayoshi* and *Densha Otoko*, were ranked among the top 10 Japanese movies in terms of 2005 box office receipts. We also scored a major hit with *The Uchoten Hotel*, released in January 2006. Among events, *Allegria 2* had 466 shows over 14 months and attracted 1.14 million viewers, and *Odaiba Adventure King*, which has been come a regular feature of the summer, drew a record 4.64 million visitors in 2005. Furthermore, sales in our rights business were brisk once again on the back of the *Dragonball GT* DVD box set and the huge commercial success of

Moyatto Ball merchandise, which was inspired by the TV show *Nounai Esthe IQ Suppli.*

The Radio Broadcasting business comprises the earnings of Nippon Broadcasting, which was incorporated into Fuji Television's consolidated earnings as of fiscal 2006. Radio broadcasting revenues amounted to ¥13,580 million, as time and proprietary advertising revenues increased but sales promotion revenues fell. Programming production revenues amounted to ¥14,184 million, as strong Radio Living (direct marketing) revenues were offset by a year-on-year decline in revenues from events. With the addition of programming sales revenue, overall sales in the Radio Broadcasting business amounted to ¥28,461 million.

As a consequence, Broadcasting segment rose 9.0% to ¥410,003 million as newly consolidated Radio Broadcasting business revenues combined with healthy Television revenues, and segment operating income rose 5.5% to ¥40,936 million.

Sales by Broadcasting Operations

Years ended March 31 (Figures less than ¥1 million have been omitted.)

	2005	2006	Change from the previous term
Television broadcasting			
Broadcasting operations	325,020	326,981	0.6
Broadcasting	296,588	296,611	0.0
Network time	133,905	135,107	0.9
Local time	22,041	22,575	2.4
Spot	140,641	138,928	(1.2)
Broadcasting related business	28,431	30,370	6.8
Other operations	51,018	54,583	7.0
Subtotal	376,039	381,564	1.5
Radio broadcasting	---	28,461	---
Elimination in the segment	---	(22)	---
Total	376,039	410,003	9.0

Program Production and Related Business

This segment consists of subsidiaries involved in program production, set design, engineering, and other activities. Sales of programming by subsidiaries in this segment coupled with efforts to expand sales from events and other areas beyond programming as well as endeavors to increase revenues from external sources led to a 7.1% increase in sales to ¥53,207 million and a 3.0% rise in operating income to ¥3,230 million.

Direct Marketing

The Direct Marketing segment comprises primarily the earnings of Dinos Inc. Amid brisk sales in the direct marketing industry in dedicated telemarketing channels and sales via the Internet, Dinos posted healthy sales of beauty and health products and fashion-related merchandise offered through its catalog media. In addition, 57.1% growth in Internet sales underpinned a 2.0% rise in Direct Marketing segment sales, to

¥69,739 million. However, operating income fell 43.1% to ¥1,279 million, as expenses for direct marketing rose as a result of initiatives aimed at improving customer service, such as tightening our inspection system and bearing shipping costs for returned items.

Video and Music

Video and Music is a newly established segment comprising nine companies, including Pony Canyon, Inc. and another company that were newly consolidated. The industry as a whole did not recover during fiscal 2006 due to illegal copying through the use of file-sharing software becoming a social problem and other issues. That said, Pony Canyon's DVDs, including the *Dragonball* series, *Negotiator Mashita Masayoshi*, and *Bayside Shakedown*, made a major contribution to sales. As a result, sales in the video and music segment amounted to ¥73,566 million and operating income was ¥3,956 million.

Other

The Other segment comprises seven companies, including three that were newly consolidated. Fusosha Publishing, Inc. which reported an operating loss in fiscal 2005 owing to a slump in sales of books and magazines, reversed this with operating income in fiscal 2006 owing to a year-on-year improvement in its book business thanks in part to Lily Franky's *Tokyo Tower* and becoming a best-seller with over 1.2 million copies sold. Furthermore, software developer Fujimic, Inc. posted steady sales growth supported by a major order for server integration to comply with one-segment broadcasts. These factors, coupled with the addition of newly consolidated subsidiaries, led to a hefty 97.5% increase in segment sales, to ¥60,096 million, and a significant improvement in operating income, to ¥2,128 million.

Equity-Method Affiliates

Among equity-method affiliates, Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) recorded an operating loss in the fifth year since the start of service despite posting an increase in sales, as the company continues to face tough conditions. Other affiliates, however, posted comparatively strong performances, resulting in equity in earnings of affiliated companies (net of dividends) of ¥1,312 million, up 99.7% year on year.

Outlook for the Fiscal Year Ending March 31, 2007

Although listed companies generally posted strong results in the fiscal year ended March 31, 2006, the impact of currency and financial markets and other aspects of the external environment combined with the spike in oil prices preclude excessive optimism for the future.

Advertising expenditures in the four major media are expected to grow 0.8% year on year in 2005, versus 0.7% decline in 2005 (source: *Advertising Expenditures in Japan*, Dentsu Inc.), on the back of such positive factors as expectations for stable expansion in the Japanese economy despite concerns over a slowdown in export growth, forecasts for further growth in the IT and digital products markets, and an upturn in consumer sentiment associated with the FIFA World Cup soccer tournament in Germany.

Amid this economic environment, the Fuji Television Group will continue to realign itself through such initiatives as making Nippon Broadcasting a wholly owned subsidiary in fiscal 2006. We will also exert further selectivity and focus in our management resources in order to deepen the synergies gained through our media mix.

We forecast a slight year-on-year decline in our mainstay broadcasting revenues, given 1) the need to focus on the impact on advertising market of the spike in oil prices and a sudden appreciation in the yen despite positive sentiment regarding the overall economic outlook, and 2) the fact that we broke records for revenues for two consecutive fiscal years through fiscal 2006.

Among non-advertising revenues, at this juncture we find it difficult to anticipate revenues in movies, videos, and events, etc. on par with those of fiscal 2006. On the cost side, we aim to defend our "quadruple crown" in viewer ratings and anticipate dynamically channeling expenditures to fortify content with secondary use in mind and forecast an increase in depreciation and other charges associated with the debut of one-segment broadcasts.

For fiscal 2007, we thus forecast consolidated net sales of ¥571.1 billion, recurring profit of ¥44.7 billion, and net income of ¥24.7 billion. On a non-consolidated basis, we forecast net sales of ¥364.8 billion, recurring profit of ¥34.8 billion, and net income of ¥20.0 billion.

(2) Financial condition

Total assets at end-fiscal 2006 amounted to ¥692,357 million, a year-on-year increase of ¥11,167 million.

Total current assets fell by ¥57,778 million to ¥261,031 million owing to a decrease in marketable securities.

Total fixed assets rose by ¥68,927 million to ¥431,308 million, reflecting an increase in the number of consolidated subsidiaries, a rise in the construction in progress account associated with the Rinkai Fukutoshin Studios (provisional name), and an increase in holdings of equities and other marketable securities.

Total liabilities rose by ¥28,515 million to ¥220,532 million. This is attributable to a ¥7,586 million rise in current liabilities resulting in part from an increase in trade notes and accounts payable and from a ¥20,929 million increase in long-term liabilities due to the issuance of corporate bonds and an increase in deferred tax liabilities, among other factors.

Total shareholders' equity fell by ¥16,184 million to ¥462,903 million, reflecting primarily a rise in common stock and capital surplus from the exercise of stock subscription rights and an increase in treasury stock.
Cash and cash equivalents at the end of the fiscal year totaled ¥71,163 million, a ¥42,244 million decline year on year.

Cash flows and factors underpinning changes to cash flow positions are described as follows.

Net cash flows provided by operating activities during fiscal 2006 increased by ¥1,113 million from the previous year to ¥45,786 million. The reflects a ¥13,614 million decrease in income before income taxes, an increase in depreciation, the booking of losses on the sale of investment securities, and a decrease in notes and accounts receivable, trade.

Net cash flows used in investing activities decreased by ¥65,767 million to ¥69,748 million. We attribute this to funds used in the acquisition of shares of subsidiaries, a ¥36,420 million rise in proceeds from the sale of investment securities, and a decline of ¥71,382 million in outflows used in the acquisition of marketable securities.

Net cash used in financing activities amounted to ¥28,642 million versus net proceeds of ¥76,731 million in the previous fiscal year. Although Fuji Television raised ¥49,951 million through the issuance of straight bonds, it also repaid ¥64,925 million in long-term debt and increased its dividend payments compared with the previous fiscal year.

Trends in cash flow indices are shown below:

Years ended March 31

	2003	2004	2005	2006
Equity ratio (%)	76.5	80.2	70.3	66.9
Equity ratio, based on market value (%)	79.9	116.5	87.3	97.8
Number of years for amortization (years)	0.2	0.1	0.1	1.3
Interest coverage ratio	226.4	356.6	362.8	174.7

Notes

1. Equity ratio=total shareholders' equity/total assets
2. Equity ratio based on market value: Total market value of stocks/total assets
3. Number of years for amortization: interest-bearing debt/operating cash flows
4. Interest coverage ratio: operating cash flows/interest payments

*1. All indices are calculated on a consolidated basis.

*2. The total market value of stocks is calculated by multiplying market value at the balance sheet date by the number of shares issued by the balance sheet date.

*3. "Operating cash flows" refers to cash flows used in operating activities as shown in the consolidated balance sheets.

*4. "Interest-bearing debt" refers to all debts listed in the consolidated balance sheets on which the Company pays interest. "Interest payments" denotes interest payments as reflected in the consolidated cash flow statements.

CONSOLIDATED BALANCE SHEETS

At March 31

	2005		2006		Change from the previous year
	Millions of yen	%	Millions of yen	%	
ASSETS					
Current assets:					
1. Cash and time deposits	38,855		49,986		
2. Trade notes and accounts receivable	98,127		111,958		
3. Marketable securities	135,881		30,008		
4. Inventories	22,557		22,517		
5. Deferred income tax	6,256		5,424		
6. Other current assets	17,311		41,591		
7. Less allowance for doubtful accounts	(179)		(454)		
Total current assets	318,810	46.8	261,031	37.7	(57,778)
Fixed assets:					
1. Tangible fixed assets					
(1) Buildings and structures	89,484		89,898		
(2) Machinery and equipment	13,302		16,372		
(3) Land	20,340		27,079		
(4) Construction in progress	1,287		11,439		
(5) Other tangible fixed assets	3,211		9,550		
Total tangible fixed assets	127,626	18.7	154,342	22.3	26,715
2. Intangible fixed assets					
(1) Goodwill	---		1,674		
(2) Leased land rights	14,393		15,356		
(3) Software	12,839		15,521		
(4) Adjustment of consolidation	3,774		---		
(5) Other intangible fixed assets	12,590		12,908		
Total intangible fixed assets	43,598	6.4	45,461	6.6	1,863
3. Investments and other assets					
(1) Investment in securities	176,097		211,197		
(2) Long-term loans	102		920		
(3) Deferred income tax	3,614		3,873		
(4) Other	15,317		20,277		
(5) Less allowance for doubtful accounts	(3,975)		(4,763)		
Total investments and other assets	191,155	28.1	231,504	33.4	40,349
Total fixed assets	362,380	53.2	431,308	62.3	68,927
Deferred assets					
Discount on bonds	---		17		
Total deferred assets	---		17	0.0	17
Total assets	681,190	100.0	692,357	100.0	11,167

At March 31

	2005		2006		Change from the previous year
	Millions of yen	%	Millions of yen	%	
LIABILITIES					
Current liabilities:					
1. Trade notes and accounts payable	45,540		51,330		
2. Short-term borrowings	2,015		5,989		
3. Accrued income taxes	14,668		2,373		
4. Allowance for sales returns	138		839		
5. Allowance for loss on cancellation of contracts	16		---		
6. Other current liabilities	35,772		45,206		
Total current liabilities	98,152	14.4	105,738	15.3	7,586
Long-term liabilities:					
1 Corporate bonds	---		50,000		
2 Bonds with stock purchase rights	63,223		366		
3 Long-term borrowings	293		1,904		
4 Deferred tax liabilities	3,219		22,077		
5 Retirement allowance for employees	23,863		30,794		
6 Retirement allowance for directors	2,880		3,327		
7 Consolidated adjustment account	---		5,439		
8 Other long-term liabilities	383		885		
Total long-term liabilities	93,864	13.8	114,793	16.5	20,929
Total liabilities	192,017	28.2	220,532	31.8	28,515
MINORITY INTERESTS					
Minority interests	10,084	1.5	8,921	1.3	(1,163)
SHAREHOLDERS' EQUITY					
Common stock	114,750	16.9	146,200	21.1	
Capital surplus	142,214	20.9	175,275	25.3	
Retained earnings	272,090	39.9	269,855	39.0	
Reevaluation differences of land	2,103	0.3	(435)	(0.0)	
Valuation gain on other securities	18,545	2.7	32,621	4.7	
Foreign exchange adjustment	(1,236)	(0.2)	237	0.0	
Treasury stock	(69,380)	(10.2)	(160,851)	(23.2)	
Total shareholders' equity	479,088	70.3	462,903	66.9	(16,184)
Total liabilities, minority interests and shareholders' equity	681,190	100.0	692,357	100.0	11,167

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31

	2005			2006			Change from the previous year	
	Millions of yen		%	Millions of yen		%	Millions of yen	%
Net sales		476,733	100.0		593,493	100.0	116,760	24.5
Cost of sales		301,561	63.3		383,592	64.6	82,030	27.2
Gross profit		175,172	36.7		209,901	35.4	34,729	19.8
Selling, general and administrative expenses								
1. Selling expense	93,825			112,796				
2. General and administrative expenses	37,765	131,591	27.6	46,380	159,176	26.8	27,585	21.0
Operating income		43,581	9.1		50,724	8.6	7,143	16.4
Non-operating revenues								
1. Interests	352			294				
2. Dividends	723			1,073				
3. Equity in earnings of affiliates	657			1,312				
4. Rental fee	1,064			1,155				
5. Sale of marketable securities	14			23				
6. Stock lending fee	---			402				
7. Others	224	3,036	0.6	737	4,998	0.8	1,962	64.6
Non-operating expenses								
1. Interests	123			404				
2. Losses on partnership	594			---				
3. Loss on investment association	--			1,948				
4. Expenses of issuance of new	94			532				
5. Expenses of issuance of bond	68			215				
6. Expenses relate to tender offer	188			---				
7. Rental fee	851			857				
8. Payment fee	---			356				
9. Others	218	2,138	0.4	1,067	5,383	0.9	3,244	151.7
Recurring profit		44,478	9.3		50,340	8.5	5,861	13.2

	2005			2006			Change from the previous year	
	Millions of yen		%	Millions of yen		%	Millions of yen	%
Extraordinary gain								
1. Gain on the sale of fixed assets	8			7				
2. Gain on the sale of investment securities	69			11,647				
3. Dividends of liquidated marketable securities	---			98				
4. Reversal of retirement allowance for directors e for directors	---			97				
5. Reversal of Allowance for loss of annulment of contracts	---			7				
6. Others	10	88	0.0	64	11,922	2.0	11,834	---
Extraordinary loss								
1. Loss on sale of fixed assets	281			203				
2. Loss on disposal of fixed assets	434			284				
3. Loss on sale of investment securities	46			34,885				
4. Devaluation of investment securities	286			206				
5. Devaluation of holdings in affiliates	---			179				
6. Devaluation of membership	45			19				
7. Reserves for allowance for doubtful accounts	2,503			---				
8. Reserves for membership deposits	281			47				
9. Reserves for loss on allowance for cancellation of contracts	16			---				
10. Loss on cancellation of contracts	631			---				
11. Loss on sale of membership	6			1				
12. Others	301	4,837	1.0	318	36,147	6.1	31,310	647.3
Income before income taxes		39,730	8.3		26,115	4.4	(13,614)	(34.3)
Income taxes and enterprise taxes	19,475			9,607				
Adjustment for income taxes	(1,456)	18,019	3.8	3,769	13,377	2.3	(4,641)	(25.8)
Minority interests		(1,134)	(0.3)		1,392	0.2	2,526	---
Net income		22,845	4.8		11,345	1.9	(11,500)	(50.3)

APPROPRIATION OF CONSOLIDATED RETAINED EARNINGS

Years ended March 31

	2005		2006	
	Millions of yen		Millions of yen	
CAPITAL SURPLUS				
Capital surplus at the beginning of the year		133,664		142,214
Increase in capital surplus				
1. Issuance of new stock through the exercise of warrants	8,550		31,450	
2. Excess arising from retirement of treasury stock	---	8,550	1,610	33,060
Capital surplus at the end of the period		142,214		175,275
RETAINED EARNINGS				
Retained earnings at the beginning of the year		252,821		272,090
Consolidated retained earnings at the beginning of the year				
Increase in retained earnings				
1. Net income	22,845		11,345	
2. Transfer to land revaluation excess	---	22,845	7	11,352
Decrease in retained earnings				
1. Cash dividends	3,235		13,194	
2. Directors' bonuses	259		393	
3. Decrease in retained earnings with change of number of subsidiaries	81	3,576	---	13,587
Retained earnings at the end of the period		272,090		269,855

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31

	2005	2006	Change from the previous year
	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities			
1. Income before income tax	39,730	26,115	
2. Depreciation	12,673	18,208	
3. Amortization of consolidated differences	547	407	
4. Increase (decrease) in allowance for doubtful accounts	2,692	(615)	
5. Increase (decrease) in other allowances	966	(756)	
6. Interest and dividend receivable	(1,075)	(1,367)	
7. Interests expense	123	404	
8. Loss on revaluation of foreign currency assets	0	0	
9. Equity in earnings of affiliated companies, net of dividends	(657)	(1,312)	
10. (Gain) loss on sale and disposal of fixed assets	707	481	
11. (Gain) loss on sale of marketable securities	(23)	23,238	
12. Decrease (increase) in notes and accounts receivable, trade	(946)	5,416	
14. Decrease (increase) in inventories	(1,255)	1,775	
15. Increase in notes and accounts payable	1,506	(5,682)	
16. Others	(427)	3,406	
Subtotal	54,563	69,720	15,156
17. Proceeds from interests and dividend income	1,298	1,690	
18. Payment of interests	(123)	(262)	
19. Payment of income tax	(11,036)	(25,109)	
20. Others	(29)	(252)	
Net cash provided by operating activities	44,673	45,786	1,113
Cash flows from investing activities			
1. Payments for purchase of marketable securities	(73,981)	(2,598)	
2. Proceeds from sales of marketable securities	66,503	59,638	
3. Payments on purchase of tangible fixed assets	(23,228)	(21,282)	
4. Proceeds from sale of tangible fixed assets	386	243	
5. Payments on purchase of intangible fixed assets	(8,736)	(6,373)	
6. Redemption of bonds	(110,460)	(88,376)	
7. Proceeds from sale of marketable securities	742	37,163	
8. Payments for acquisition of subsidiaries' stocks	---	(23,601)	
9. Payments for the acquisition of subsidiaries' stock associated with changes to the scope of consolidation	(2,840)	(40,339)	
10. Payments for the loans	(22)	(271)	
11. Proceeds from the loans collected	32	521	
12. Others	16,089	15,527	
Net cash used in investing activities	(135,516)	(69,748)	65,767

	2005	2006	Change from the previous year
	Millions of yen	Millions of yen	Millions of yen
Cash flows from financing activities			
1. Net decrease in short-term borrowings	(1,220)	(3,926)	
2. Proceeds from long-term borrowings	80	800	
3. Repayments of long-term debt	(163)	(64,925)	
4 Proceeds from the issuance of corporate bonds	---	49,951	
5 Proceeds from the issuance of bonds with stock purchase rights	80,000	---	
6. Payments on purchase of treasury stocks	---	(18,148)	
7. Proceeds from sale of treasury stocks	---	20,713	
8. Dividends paid by the Company	(3,235)	(12,832)	
9. Dividends paid to minority interests	(102)	(274)	
10. Proceeds from minority interests	1,373	---	
Net cash used in financing activities	76,731	(28,642)	(105,373)
Effect of exchange rate changes on cash and cash equivalents	(31)	370	
Net increase (decrease) in cash and cash equivalents	(14,142)	(52,233)	
Cash and cash equivalents at the beginning of the year	125,232	113,408	(11,824)
Net increase in cash and cash equivalents of new consolidated subsidiaries	2,318	9,988	
Cash and cash equivalents at the end of the year	113,408	71,163	(42,244)

SEGMENT INFORMATION

Year ended March 31, 2005 (Figures less than ¥1 million have been omitted.)

	Millions of yen						
	TV broadcasting	TV broadcasting -related business	Direct marketing	Other	Total	Eliminations	Consolidated
Net sales: 1. Net sales to third parties	370,463	19,881	67,966	18,422	476,733	---	476,733
2. Intra-group net sales and transfers	5,575	29,802	399	12,009	47,786	(47,786)	---
Total sales	376,039	49,683	68,366	30,431	524,520	(47,786)	476,733
Operating expenses	337,253	46,545	66,118	31,163	481,081	(47,929)	433,152
Operating income	38,785	3,137	2,248	(732)	43,438	142	43,581
Assets, depreciation, and capital expenditures: Total assets	647,980	28,729	20,915	45,850	743,475	(62,285)	681,190
Depreciation	11,272	594	504	566	12,937	(264)	12,673
Capital expenditures	29,354	1,014	303	3,472	34,144	(726)	33,418

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
TV broadcasting business	Sales of TV broadcasting time and programming
TV broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Other	Temporary agency services, movables leasing, software development, publishing

Year ended March 31, 2006 (Figures less than ¥1 million have been omitted.)

–	Millions of yen							
	Broadcasting	broadcasting -related business	Direct marketing	Video and music	Other	Total	Eliminations	Eliminations
Net sales:								
1. Net sales to third parties	388,179	21,649	69,484	72,474	41,706	593,493	---	593,493
2. Intra-group net sales and transfers	21,823	31,558	255	1,092	18,390	73,120	(73,120)	---
Total sales	410,003	53,207	69,739	73,566	60,096	666,614	(73,120)	593,493
Operating expenses	369,066	49,977	68,459	69,610	57,967	615,082	(72,313)	542,769
Operating income	40,936	3,230	1,279	3,956	2,128	51,532	(807)	50,724
Assets, depreciation, And capital expenditures:								
Total assets	563,333	30,205	23,360	52,514	30,435	699,849	(7,491)	692,357
Depreciation	14,523	660	480	949	1,970	18,584	(376)	18,208
Capital expenditures	23,893	588	619	475	2,097	27,674	(529)	27,144

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
Broadcasting business	Sales of TV broadcasting time and programming
TV broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Video and Music	Production and sale of music and video software, management of music copyrights, etc.
Direct marketing	Direct marketing and sales of fresh flowers
Other	Temporary agency services, movables leasing, software development, publishing

3. Changes to segment classifications

Prior to the current fiscal year, Fuji Television's business segments were categorized into Television Broadcasting, Broadcasting-Related Business, Direct Marketing, and Other Businesses. From the interim period, these categories have been reorganized into Broadcasting, Program Production and Related Business, Direct Marketing, Video and Music, and Other.

This realignment reflects a review of the business categories included in our operating segments in line with the changes in the scope of consolidation resulting from Nippon Broadcasting becoming a subsidiary. In other words, we combined Fuji Television's television broadcasting business with Nippon Broadcasting's radio broadcasting business under the Broadcasting segment. In addition, we made Video and Music an independent segment, taking it out of the Other segment to reflect its increased importance now that Pony Canyon Inc. is a consolidated subsidiary.

As a result, compared with the same classifications in the previous fiscal year, sales and operating income increased respectively by ¥28,438 million and ¥1,079 million in the Broadcasting segment compared with the former Television Broadcasting segment. In addition, sales rose by ¥73,566 million and operating income by ¥3,956 million in the Video and Music segment, and sales declined by ¥95,779 million and operating income by ¥4,883 million in the Other segment.

The following table shows segment data assuming that the segment classifications used during the interim period ended September 30, 2005 were applied in the interim period ended September 30, 2004 and the fiscal year ended March 31, 2005.

Year ended March 31, 2005 (Figures less than ¥1 million have been omitted.)

	Millions of yen							
	Broadcasting	Program Production and Related Business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidated
Net sales:								
1. Net sales to third parties	370,463	19,881	67,966	895	17,526	476,733	----	476,733
2. Intra-group net sales and transfers	5,575	29,802	399	4	12,004	47,786	(47,786)	----
Total sales	376,039	49,683	68,366	900	29,531	524,520	(47,786)	476,733
Operating expenses	337,253	46,545	66,118	1,416	29,747	481,081	(47,929)	433,152
Operating income	38,785	3,137	2,248	(515)	(216)	43,438	142	43,581
Assets, disepreciation, and capital expenditures:								
Total assets	594,738	28,729	20,915	24,846	21,004	690,233	(9,043)	681,190
Depreciation	11,272	594	504	420	146	12,937	(264)	12,673
Capital expenditures	29,354	1,014	303	3,302	169	34,144	(726)	33,418

Fuji Television Network, Inc. May 18, 2006

Flash Report (Non-Consolidated Basis)

Results for fiscal year ended March 31, 2006

Company Name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Yuji Itoyama, Executive Vice President, Investor Relations Department

Telephone: +81-3-5500-8258

Date of the meeting of the Board of Directors to settle the year-end consolidated accounts: May 18, 2006.

Date of the General Meeting of the Shareholders: June 29, 2006.

Date of the payment for year-end dividends: June 30, 2006.

Interim dividends: Yes Unit stock system: No

1. Performance

(1) Operating results

Years ended March 31 (Figures less than ¥1 million have been omitted.)

	Net sales		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
2006	381,564	1.5	39,804	2.6	40,038	(0.3)
2005	376,039	5.0	38,785	2.4	40,170	0.9

	Net income		Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total capital ratio	Recurring profit-to-net sales ratio
	Millions of yen	%	Yen	Yen	%	%	%
2006	5,838	(73.4)	2,117.61	---	1.1	5.8	10.5
2005	21,970	4.0	8,787.00	8,684.57	4.5	6.6	10.7

1. Average number of shares outstanding during the period: 2006: 2,719,352 shares, 2005: 2,489,133 shares
2. Change in accounting method: none
3. Percentages indicate year-on-year increase/(decrease) in net sales, operating income, recurring profit, and net income.

(2) Dividends

Years ended March 31

	Dividends per share for the fiscal year			Total amount of dividends (for the entire fiscal year)	Payout ratio	Dividends-to-shareholders' equity ratio
		Interim dividends	Year-end dividends			
	Yen	Yen	Yen	Millions of yen	%	%
2006	4,000.00	2,000.00	2,000.00	10,205	188.9	1.8
2005	5,000.00	600.00	4,400.00	12,760	56.9	2.5

(3) Financial data

At March 31 (Figures less than ¥1 million have been omitted.)

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
2006	715,610	575,935	80.5	200,172.45
2005	664,267	508,053	76.5	198,371.04

Number of shares outstanding at fiscal year-end: 2006: 2,876,800 shares, 2005: 2,560,635 shares

Number of treasury stocks at fiscal-year end: 2006: 61,202 shares, 2005: 59,671 shares

2. Forecast for fiscal year ending March 31, 2007

	Net sales	Recurring profit	Net income	Dividends per share for the fiscal year		
				Interim dividends	Year-end dividends	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
Interim period	184,200	18,000	10,600	2,000.00	---	---
Fiscal year	364,800	34,800	20,000	---	2,000.00	4,000.00

(Reference)

Non-Consolidated net income per share for the fiscal year is forecast to be ¥8,683.96.

Note: Net income per share (full-year) is calculated based on the number of shares outstanding after factoring in the increase in treasury stock associated with the merger with Nippon Broadcasting System Holdings on April 1, 2006 and the treasury stock cancelled as decided by the Board of Directors on April 27, 2006.

* The above forecasts and those presented in appended material are based on future-oriented assumptions, projections, and targets, so they contain elements of risk and uncertainty. Actual results may differ from these forecasts due to various important elements.

NET SALES BY OPERATIONS

Years ended March 31 (Figures less than ¥1 million have been omitted.)

	2005		2006		Change from the previous year	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Broadcasting Operations	325,020	86.4	326,981	85.7	1,961	0.6
Broadcasting	296,588	78.9	296,611	77.7	22	0.0
Network time	133,905	35.6	135,107	35.4	1,201	0.9
Local time	22,041	5.9	22,575	5.9	533	2.4
Spot	140,641	37.4	138,928	36.4	(1,713)	(1.2)
Broadcasting Related Business	28,431	7.5	30,370	8.0	1,938	6.8
Sale of TV programs	17,599	4.6	17,524	4.6	(74)	(0.4)
Others	10,832	2.9	12,845	3.4	2,013	18.6
Other operations	51,018	13.6	54,583	14.3	3,564	7.0
Total	376,039	100.0	381,564	100.0	5,525	1.5

FILE No. 82-5176

(Translation)

May 18, 2006

Dear Sirs:

Name of the company: Fuji Television Network, Incorporated
Representative: Koichi Murakami
President and Representative Director
(Code No. 4676, 1st section of Tokyo Stock Exchange)
Person to contact: Shoichiro Ishimaru
General Manager of General Affairs Dept.
Tel: 03-5500-8888

Notice of Amendment to the Articles of Incorporation

Notice is hereby given that Fuji Television Network, Incorporated (the "Company"), at the meeting of its Board of Directors held on May 18, 2006, determined to submit a proposition for the "Amendment to the Articles of Incorporation" to its 65th Ordinary General Meeting of Shareholders to be held on June 29, 2006, as described below:

Description

1. Reasons for the amendment:

(1) In accordance with the enforcement of the "Corporation Law" (2005 Law No. 86) of Japan, the "Law Concerning Adjustment of Related Laws, Etc. Accompanying the Enforcement of the Corporation Law" (2005 Law No. 87) of Japan, the "Regulations to Enforce the Corporation Law" (2006 Ordinance of the Ministry of Justice No. 12) and the "Regulations on Corporate Accounts" (2006 Ordinance of the Ministry of Justice No. 13), effective May 1, 2006, it is proposed that amendment be made to its Articles of Incorporation as described below:

(i) By giving a thought to the prevalence of the Internet, the Company, pursuant to the "Regulations to Enforce the Corporation Law", intends to establish a new Article 16 (Disclosure via the Internet of reference documents for the General Meeting of Shareholders, etc. and deemed provision thereof) to allow reference documents for General Meetings of Shareholders and other documents to be disclosed via the Internet and deemed to have been provided to the shareholders.

(ii) To make the Board of Directors function smoothly, the Company intends to establish a new Article 25 (Omission of resolution) to allow the Company to deem resolutions by the Board of Directors to be adopted by their consent thereto in writing or by an electronic method.

(iii) To open positions of outside Directors and outside Statutory Auditors widely to persons of talent, the Company intends to establish a new Article 28 (Agreement with outside Director to limit liabilities) and a new Article 37 (Agreement with outside Statutory Auditor to limit liabilities) to allow the Company to enter into agreements with outside Directors and outside Statutory Auditors to limit their liabilities.

(iv) The Company intends to make the relevant statutory articles to be referred to in its Articles of Incorporation conform to the Corporation Law.

(v) The Company intends to change the terms under the Commercial Code before amendment to those under the Corporation Law, as well as some expressions and wording.

(vi) The Company intends to establish new Articles, amend the existing Articles, modify the relevant expressions or otherwise with regard to the matters deemed to have been provided for upon the enforcement of the Corporation Law pursuant to the "Law Concerning Adjustment of Related Laws, Etc. Accompanying the Enforcement of the Corporation Law".

(vii) In addition, the Company intends to make required adjustment generally to the Articles of Incorporation, including changes of expressions and adjustment of the provisions, to conform to the Corporation Law.

(2) In accordance with the enforcement of the "Law to Amend Part of the Radio Law and the Broadcasting Law" (2005 Law No. 107) of Japan, effective April 1, 2006, which introduces a restriction on indirect ownership of broadcasters by foreign investors (restriction on investment by corporations or organizations controlled by foreigners, etc. in broadcasters at a ratio higher than specified in the Ordinance of the Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan), the Company intends to make required amendment to Article 9 (Restrictions on entries or recordation of foreigners, etc. in the register of shareholders).

(3) Accordingly, the Company intends to make required adjustment generally, including changes in the numbering of the Articles.

2. Particulars of the amendment:

The particulars of the amendment are shown as follows:

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
Chapter I. General Provisions	**Chapter I. General Provisions**
Article 1 to 3 (Descriptions omitted)	Article 1 to 3 (Descriptions omitted)
(To be newly established)	(Organs) Article 4. The Company shall have the following organs in addition to the General Meeting of Shareholders and Directors: (1) The Board of Directors; (2) Statutory Auditors; (3) The Board of Statutory Auditors; and (4) Account Auditors.
(Method of public notices) Article 4. Public notices of the Company shall be inserted in the Sangyo Keizai Shimbun published in Tokyo.	(Method of public notices) Article 5. (Same as existing)
Chapter II. Shares and Fractional Shares	**Chapter II. Shares**
(Total number of shares to be issued) Article 5. The total number of shares authorized to be issued by the Company shall be nine million (9,000,000) shares; provided, however, that in case shares are cancelled, the number of shares so canceled shall be subtracted from the total number of shares so authorized.	(Total number of issuable shares) Article 6. The total number of issuable shares of the Company shall be nine million (9,000,000) shares.
(To be newly established)	(Issuance of share certificates) Article 7. The Company shall issue certificates representing its shares.

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Acquisition by the Company of its own shares)	(Acquisition by the Company of its own shares)
Article 6. The Company may, by resolution of the Board of Directors, purchase its own shares pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.	Article 8. The Company may, by resolution of the Board of Directors, acquire its own shares pursuant to the provision of Article 165, paragraph 2, of the Corporation Law of Japan.
(Restrictions on entries or recordation of foreigners, etc. in the register of shareholders)	(Restrictions on entries or recordation of foreigners, etc. in the register of shareholders)
Article 7. In the event that any of the persons listed below makes a request for the entry or recordation of his/her/its name and address in the register of shareholders and the total number of voting rights of the persons listed below would amount to one-fifth (1/5) or more of the Company's aggregate voting rights if such request were accepted, the Company shall turn down the request: (1) Persons of non-Japanese nationality; (2) Foreign governments and representatives thereof; and (3) Foreign corporations and organizations.	Article 9. In the event that the aggregate of the ratio of voting rights directly owned by the persons (the "foreigners, etc.") listed in items 1 through 3 below and such ratio of voting rights indirectly owned by the foreigners, etc. through any person listed in item 4 below as specified in the Ordinance of the Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan would amount to the ratio of one-fifth (1/5) or more of the Company's aggregate voting rights, the Company may turn down a request for the entry or recordation in the register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) in respect of the shares acquired by the foreigners, etc., pursuant to the provisions of Article 52-8, paragraph 1 and paragraph 2 of the Broadcasting Law of Japan: (1) Persons of non-Japanese nationality; (2) Foreign governments and representatives thereof; (3) Foreign corporations and organizations; and (4) Corporations and organizations whose ratio of voting rights directly owned by the persons listed in items 1 through 3 is no less that the rate specified in the Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan.

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Denominations of share certificates)	(Denominations of share certificates)
Article 8. The denominations of share certificates to be issued by the Company shall be governed as provided for in the Share Handling Regulations to be established by the Board of Directors.	Article 10. (Same as existing)
(Share Handling Regulations)	(Share Handling Regulations)
Article 9. The registration of a transfer of shares of the Company, the entries or recordation in the register of fractional shares, the registration of a pledge or cancellation thereof, the indication of trust property or cancellation thereof, the reissue of share certificates, the purchase of fractional shares and other proceedings concerning shares, and the fees therefor shall be governed as provided for in the Share Handling Regulations to be established by the Board of Directors.	Article 11. The entries or recordation in the register of shareholders of the Company, the registration of a pledge or cancellation thereof, the indication of trust property or cancellation thereof, the reissue of share certificates, the matters concerning the exercise of rights by the shareholders as provided for in laws or ordinances and other proceedings concerning shares, and the fees therefor shall be governed as provided for in the Share Handling Regulations to be established by the Board of Directors.
(Transfer agent)	(Share registrar)
Article 10. The Company shall have a transfer agent with respect to its shares and fractional shares.	Article 12. The Company shall have a share registrar.
2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors.	2. The share registrar and its place of business shall be designated by resolution of the Board of Directors.
3. The register of shareholders, the register of beneficial shareholders, the register of fractional shares and the register of loss of share certificates of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares and other business relating to shares shall be handled by the transfer agent and not by the Company.	3. The preparation and keeping of the register of shareholders, the register of stock acquisition rights and the register of loss of share certificates of the Company and other affairs relating to the register of shareholders, the register of stock acquisition rights and the register of loss of share certificates shall be delegated to the share registrar and shall not be handled by the Company.

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Record Date) Article 11. The Company shall treat the shareholders with voting rights appearing or recorded in the final register of shareholders and the register of beneficial shareholders as of March 31 of each year as shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders relating to the relevant closing of accounts. 2. In addition to the foregoing paragraph, the Company may, by resolution of the Board of Directors, temporarily fix a record date as the necessity arises, upon prior public notice.	(To be deleted)
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
(Time of convocation and voting rights) Article 12. The Ordinary General Meeting of Shareholders shall be convened within three (3) months from the day next following the date of closing of accounts of each year and an extraordinary General Meeting of Shareholders shall be convened from time to time as the necessity arises.	(Time of convocation and voting rights) Article 13. The Ordinary General Meeting of Shareholders shall be convened within three (3) months from the close of each fiscal year and an extraordinary General Meeting of Shareholders shall be convened from time to time as the necessity arises.
(To be newly established)	(Record date) Article 14. The record date for the rights to vote at the Ordinary General Meeting of Shareholders of the Company shall be March 31 of each year.
(Convener and chairman) Article 13. Unless otherwise provided for in laws or ordinances, General Meetings of Shareholders shall be convened in accordance with the resolution of the Board of Directors and presided over, by the Chairman of the Board.	(Convener and chairman) Article 15. (Same as existing)

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
2. If the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, the President shall act in his place; and if the office of the President is vacant or the President is unable to act, then one of the other Directors shall act in his place in the order previously determined by the Board of Directors as set forth in the Regulations of the Board of Directors.	2. (Same as existing)
(To be newly established)	(Disclosure via the Internet of reference documents for the General Meeting of Shareholders, etc. and deemed provision thereof) Article 16. By disclosing information relating to all matters that shall be described or stated in any reference document for the General Meeting of Shareholders, business report, financial statement and consolidated financial statement upon convening a General Meeting of Shareholders by a method utilizing the Internet in accordance as provided for in the Ordinance of the Ministry of Justice of Japan, the Company may be deemed to have provided such information to the shareholders.
(Method of adopting resolutions) Article 14. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders (including the beneficial shareholders; the same applies hereinafter) present.	(Method of adopting resolutions) Article 17. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders (including the beneficial shareholders; the same applies hereinafter) present who are entitled to vote.
2. Resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.	2. Resolutions as provided for in Article 309, paragraph 2 of the Corporation Law of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Exercise of voting rights by proxy)	(Exercise of voting rights by proxy)
Article 15. Shareholders of the Company or their legal representatives may exercise their voting rights by proxy who shall be another shareholder of the Company having voting rights, at any General Meeting of Shareholders.	Article 18. Shareholders of the Company or their legal representatives may exercise their voting rights by proxy (being one (1) person) who shall be another shareholder of the Company having voting rights, at any General Meeting of Shareholders.
2. The proxy mentioned in the foregoing paragraph shall submit an instrument showing his/her authority to act as proxy to the Company for each General Meeting of Shareholders.	2. (Same as existing)
(Minutes)	(To be deleted)
Article 16. The outline proceedings and the resultant actions taken at each General Meeting of Shareholders shall be recorded in minutes and the chairman and the Directors present shall affix their names and seals thereto.	
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
(Number)	(Number)
Article 17. The Company shall have not more than twenty (20) Directors.	Article 19. (Same as existing)
(Election)	(Election)
Article 18. Directors of the Company shall be elected at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by a majority of the voting rights of the shareholders so present.	Article 20. Directors of the Company shall be elected at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote thereat shall be present, by a majority of the voting rights of the shareholders so present.
2. No cumulative voting shall be used for resolutions for the election of Directors of the Company.	2. (Same as existing)

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Term of office)	(Term of office)
Article 19. The term of office of Directors of the Company shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within one (1) year after their assumption of office.	Article 21. The term of office of Directors of the Company shall expire at the close of the Ordinary General Meeting of Shareholders relating to the last fiscal year to end within one (1) year after their election.
(Representative Directors and Directors with specific titles)	(Representative Directors and Directors with specific titles)
Article 20. A Director or Directors to represent the Company shall be elected by resolution of the Board of Directors.	Article 22. A Director or Directors to represent the Company shall be appointed by resolution of the Board of Directors.
2. By resolution of the Board of Directors, the Company shall elect one (1) Chairman of the Board and one (1) President and may elect one (1) or more Executive Vice Presidents, Senior Executive Managing Directors and Executive Managing Directors as the necessity arises.	2. By resolution of the Board of Directors, the Company shall appoint one (1) Chairman of the Board and one (1) President and may appoint one (1) or more Executive Vice Presidents, Senior Executive Managing Directors and Executive Managing Directors as the necessity arises.
(Convener and chairman)	(Convener and chairman)
Article 21. Unless otherwise provided for in laws or ordinances, a meeting of the Board of Directors of the Company shall be convened and presided over by the Chairman of the Board.	Article 23. (Same as existing)
2. If the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, the President shall act in his place; and if the office of the President is vacant or the President is unable to act, then one of the other Directors shall act in his place in the order previously determined by the Board of Directors as set forth in the Regulations of the Board of Directors.	2. (Same as existing)

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Convocation notice)	(Convocation notice)
Article 22. Notice for convening a meeting of the Board of Directors of the Company shall be dispatched to each Director and each Statutory Auditor not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.	Article 24. (Same as existing)
(Method of adopting resolutions)	(Omission of resolution)
Article 23. Resolutions of the Board of Directors of the Company shall be adopted at its meeting at which a majority of the Directors shall be present, by a majority of the Directors so present.	Article 25. The Company shall deem that a resolution of the Board of Directors has been adopted if the requirements of Article 370 of the Corporation Law of Japan have been fulfilled.
(Regulations of the Board of Directors)	(Regulations of the Board of Directors)
Article 24. The Board of Directors of the Company shall make decisions on the execution of important business of the Company as well as the matters provided for in laws or ordinances or in these Articles of Incorporation. The conduct of its meetings shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors.	Article 26. (Same as existing)
(Remuneration)	(Remuneration, etc.)
Article 25. Remuneration of Directors of the Company shall be determined by resolution of the General Meeting of Shareholders.	Article 27. Remuneration, bonuses and other proprietary benefits Directors may receive from the Company in consideration of the execution of their duties ("remuneration, etc.") shall be determined by resolution of the General Meeting of Shareholders.
(Minutes)	(To be deleted)
Article 26. The outline proceedings and the resultant actions taken at each meeting of the Board of Directors shall be recorded in minutes and the Directors and the Statutory Auditors present shall affix their names and seals thereto.	

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(To be newly established)	(Agreement with outside Director to limit liabilities) Article 28. The Company may enter into an agreement with any outside Director to limit such liabilities as provided for in Article 423, paragraph 1 of the Corporation Law of Japan, pursuant to Article 427, paragraph 1 of the said law; provided however, that the maximum amount of a liability under such agreement shall be the higher of the amount previously determined which shall not be less than ten (10) million yen, and the amount provided for in laws or ordinances.
(Advisers) Article 27. The Company may, by resolution of the Board of Directors, have one (1) or more Advisers.	(Advisers) Article 29. (Same as existing)
Chapter V. Statutory Auditors and Board of Statutory Auditors	**Chapter V. Statutory Auditors and Board of Statutory Auditors**
(Number) Article 28. The Company shall have not more than five (5) Statutory Auditors.	(Number) Article 30. (Same as existing)
(Election) Article 29. Statutory Auditors of the Company shall be elected a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by a majority of the voting rights of the shareholders so present.	(Election) Article 31. Statutory Auditors of the Company shall be elected a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote thereat shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.
(Term of office) Article 30. The term of office of Statutory Auditors of the Company shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within four (4) years after their assumption of office.	(Term of office of statutory auditors) Article 32. The term of office of Statutory Auditors of the Company shall expire at the close of the Ordinary General Meeting of Shareholders relating to the last fiscal year to end within four (4) years after their election.

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
2. The term of office of a Statutory Auditor elected to fill a vacancy created by a Statutory Auditor who retired before the expiration of the term of office shall expire at such time as the term of office of the retired Statutory Auditor should expire.	2. The term of office of a Statutory Auditor elected to fill a vacancy created by a Statutory Auditor who retired before the expiration of the term of office shall expire at such time as the term of office of the retired Statutory Auditor would expire.
(Full-time Statutory Auditors)	(Full-time Statutory Auditors)
Article 31. The Company shall have a full-time Statutory Auditor or Auditors elected by the Statutory Auditors from among their number.	Article 33. The Company shall have a full-time Statutory Auditor or Auditors appointed by resolution of the Board of Statutory Auditors.
(Convocation notice)	(Convocation notice)
Article 32. Notice for convening a meeting of the Board of Statutory Auditors of the Company shall be dispatched to each Statutory Auditor not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.	Article 34. (Same as existing)
(Method of adopting resolutions)	(To be deleted)
Article 33. Unless otherwise provided for in laws or ordinances, resolutions of the Board of Statutory Auditors of the Company shall be adopted by a majority of the Statutory Auditors.	
(Regulations of the Board of Statutory Auditors)	(Regulations of the Board of Statutory Auditors)
Article 34. In addition as provided for in laws or ordinances or in these Articles of Incorporation, all matters concerning the Board of Statutory Auditors of the Company shall be governed by the Regulations of the Board of Statutory Auditors to be established by resolution of the Board of Statutory Auditors.	Article 35. (Same as existing)
(Remuneration)	(Remuneration)
Article 35. Remuneration of Statutory Auditors of the Company shall be determined by resolution of the General Meeting of Shareholders.	Article 36. Remuneration, etc. of Statutory Auditors of the Company shall be determined by resolution of the General Meeting of Shareholders.

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Minutes) Article 36. The outline proceedings and the resultant actions taken at each meeting of the Board of Statutory Auditors shall be recorded in minutes and the Statutory Auditors present shall affix their names and seals thereto.	(To be deleted)
(To be newly establishment)	(Agreement with outside Statutory Auditor to limit liabilities) Article 37. The Company may enter into an agreement with any outside Statutory Auditor to limit such liabilities as provided for in Article 423, paragraph 1 of the Corporation Law of Japan, pursuant to Article 427, paragraph 1 of the said law; provided however, that the maximum amount of a liability under such agreement shall be the higher of the amount previously determined which shall not be less than ten (10) million yen, and the amount provided for in laws or ordinances.
Chapter VI. Accounts	**Chapter VI. Accounts**
(Business year and the date of closing of accounts) Article 37. The business year of the Company shall begin on April 1 of each year and end on March 31 of the following year and the accounts shall be closed at the end of each business year.	(Fiscal year) Article 38. The fiscal year of the Company shall be annual, commencing on April 1 of each year and ending on March 31 of the following year.
(Dividends) Article 38. Dividends of the Company shall be paid to the shareholders or registered pledgees appearing or recorded in the final register of shareholders and the final register of beneficial shareholders and to the holders of fractional shares appearing or recorded in the final register of fractional shares, as of the date of closing of accounts of each year.	(Record date for distribution of surplus) Article 39. The record date for year-end dividends of the Company shall be March 31 of each year. 2. In addition to the foregoing paragraph, the Company may make distribution of surplus by specifying a record date therefor.

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Interim dividends) Article 39. The Company may, by resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees appearing or recorded in the final register of shareholders and the final register of beneficial shareholders and to the holders of fractional shares appearing or recorded in the final register of fractional shares, as of September 30 of each year.	(Interim dividends) Article 40. The Company may, by resolution of the Board of Directors, pay interim dividends as of September 30 of each year, which shall be the record date therefor.
(Period of limitations) Article 40. If any dividend, interim dividend or other payment remains unreceived upon the expiration of three (3) full years from the day on which such any dividend, interim dividend or other payment became due and payable, the Company shall be relieved of the obligation to pay such any dividend or interim dividend or make such any other payment.	(Period of limitations) Article 41. In the event that dividends are paid in cash, if any dividend remains unreceived upon the expiration of three (3) full years from the day on which such any dividend became due and payable, the Company shall be relieved of the obligation to pay such any dividend.

3. Schedule:

Date of the Ordinary General Meeting of Shareholders for the amendment to the Articles of Incorporation:	June 29, 2006 (Thursday)
Effective date of amendment to the Articles of Incorporation:	June 29, 2006 (Thursday)

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